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                             October 27, 2023

       Aaron T. Ratner
       Chief Executive Officer
       Clean Earth Acquisitions Corp.
       12600 Hill Country Blvd, Building R, Suite 275
       Bee Cave, Texas 78738

                                                        Re: Clean Earth
Acquisitions Corp.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed October 6,
2023
                                                            File No. 001-41306

       Dear Aaron T. Ratner:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A

       Q: What happens if the business combination is approved..., page xxii

   1. We note your disclosure on page 225 that, in October 2023, the Company approved the issuance by one of its
US subsidiaries of secured debt in the principal amount of
                                                        $3,150,000 for an
original purchase price of $2,205,000 and a maturity date of no later than June 30, 2024, and
the holder of the note has also been granted the right to receive warrants, conditional
upon, and only issued at, the close of the business combination to purchase up to (i)
100,000 shares of common stock of Clean Earth Acquisitions Corp. at an exercise price of
$11.50 per share and having a 5-year term, and (ii) 300,000 shares of common stock of Clean
Earth Acquisitions Corp. at an exercise price of $0.01 per share and having a 3-year
term. Please revise your table presenting possible sources of dilution to reflect the dilutive
impact of these warrants. Also revise your risk factor on page 43 relating to the
dilutive impact of outstanding warrants to include these warrants.
       Risk Factors, page 29

   2. We note your disclosures on page 29 regarding the potential extension of the temporary
 Aaron T. Ratner
FirstName
Clean EarthLastNameAaron   T. Ratner
            Acquisitions Corp.
Comapany
October 27,NameClean
            2023       Earth Acquisitions Corp.
October
Page 2 27, 2023 Page 2
FirstName LastName
         waiver of covenant violations of your Solis Bonds and related extension of the repayment date of such bonds to December 16, 2023. Since the October 16, 2023 date by which you expected the bondholders to vote on the extension has now past, please update the status of the Solis Bond Extension to reflect the current status of the waiver here and throughout your Proxy.
Conflicts of Interest, page 180

3. We note your disclosure on page 180 that, in March 2023, a wholly owned subsidiary of
         Alternus approved the issuance of a convertible promissory note to an advisor to the
         Company   s Board, reflecting $922 thousand of secured convertible
debt in three tranches
         of $271 thousand, $271 thousand and $380 thousand and carrying a 14% annual interest rate. Please revise to disclose the maturity date for this note and the principal amount currently outstanding under the note.
Clean Earth   s Management   s Discussion and Analysis of Financial Condition
and Results of
Operations
Overview, page 183

4. Please revise to also disclose the material terms of the revised Business Combination
         Ageeement.
Special Note Regarding Forward-Looking Statements, page 183

5. We note your disclosure that certain statements are forward-looking statements within the meaning of Section 27A of the Securities Act, as amended, and Section 21E of the
         Exchange Act, as amended. Please revise to include language acknowledging the legal uncertainty of the availability of the safe harbor in the context of a SPAC business combination.
Financial Statements
Unaudited Financial Statements of Clean Earth Acquisitions Corp. for the Quarter Ended June
30, 2023
Note 4. Related Party Transactions
Unvested Founder Shares, page F-18

6. You disclose on pages F-18 and F-41 that pursuant to the letter agreement, a total of
         2,167,000 Founder Shares will be considered newly unvested shares upon completion of the Business Combination. We note that elsewhere throughout the filing including on pages xii, xv, xx, xxii, xxiii, 5, 11, 40, 45, 79, 80, 179, 257, 259 and 260, you disclose that
         a total of 2,555,556 Founder Shares will be unvested. Please revise as appropriate or explain to us why no revision is required.
 Aaron T. Ratner
Clean Earth Acquisitions Corp.
October 27, 2023
Page 3
Unaudited Financial Statements of Alternus Energy Group PLC for the Quarter Ended June 30,
2023
Note 2. Going Concern and Management's Plan, page F-98

7. In the second paragraph of Note 2 you disclose that you had accumulated shareholders equity/(deficit) of ($28.4) million as of June 30, 2023 and ($20.8) Million at December
      31, 2022. However, your accumulated deficit was ($82.2) million as of June 30, 2023 and
      ($72.0) million as of December 31, 2022. The amounts you disclose appear to represent
      your total shareholders    equity (deficit) rather than your accumulated
deficit. Please
      revise as appropriate.
Note 13. Green Bonds, Convertible and Non-convertible Promissory Notes, page
F-113

8. Please revise your five-year debt maturities schedule to reflect the fact that the Green
      Bonds are expected to be repaid during the remainder of 2023. Also revise the amount of gross debt in this maturity schedule to agree with the amount of total debt at June 30,
      2023.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sondra Snyder at 202-551-3332 or Gus Rodriguez at 202-551-3752 if you
have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner at 202-551-6548 or Laura Nicholson at 202-551-3584 with any other questions.



                                                          Sincerely,
FirstName LastNameAaron T. Ratner
                                                          Division of
Corporation Finance
Comapany NameClean Earth Acquisitions Corp.
                                                          Office of Energy &
Transportation
October 27, 2023 Page 3
cc:       Ben Smolij, Esq.
FirstName LastName